November 16, 2005	John E. Schmeltzer, III
Partner
By Edgar Transmission and Courier	(212) 336-2580
Direct Fax (212) 336-7953
jeschmeltzer@pbwt.com
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Castle Brands Inc. Amendment No. 1 to Form S-1 File No. 333-128676
Dear Mr. Owings:
     On behalf of Castle Brands Inc. (referred to in this letter as the “company”), we hereby submit Amendment No. 1 to the above-captioned registration statement (the “Registration Statement”) pursuant to Rule 101 of Regulation S-T under the Securities Act of 1933 and the Securities and Exchange Commission’s EDGAR program. We have separately sent to you, by overnight delivery, hard copies of (1) the amendment, (2) the amendment marked to show changes from the initial filing and (3) this letter, together with certain documents referred to herein which we are submitting to you supplementally.
     We have set forth below a response to each of the items set forth in your October 28, 2005 letter. Our responses are numbered and correspond to the numbered comments and the referenced page numbers now refer to the page numbers in the Amendment No. 1. Please be advised that this Registration Statement has also been revised to include financial information related to the company’s second fiscal quarter. The company has authorized us to make the various factual representations contained in this letter.
     As presented in the company’s financial statements for the fiscal year ended March 31, 2005, the company has revised its Consolidated Statement of Stockholders Equity (Deficiency) to reflect shares of Series C Preferred Stock received as disclosed in Note 4 to the financial statements. In addition, the company has made other minor edits to the notes to its financial statements.

H. Christopher Owings
November 16, 2005

Prospectus Cover Page

Comment 1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Since we may have additional comments once you provide this information, please allow us sufficient time to review your complete disclosure before you distribute preliminary prospectuses.

Response 1.	The company has filled in all of the information in the Registration Statement, except for information it is entitled to omit under Rule 430A.

Inside Front Cover Page

Comment 2.	Provide us in a timely manner copies of any artwork that you intend to use. Please be advised that we may have comments on these materials and you should consider waiting for our comments before printing and circulating any artwork.

Response 2.	The company has included in the Registration Statement all graphic images it intends to use.

Comment 3.	The forepart of your document should consist of the cover page, summary and risk factors section. Please relocate the section “Trademarks” appearing beneath the table of contents to a more appropriate location in the prospectus.

Response 3.	The “Trademarks” section has been relocated to page 3 in the Prospectus Summary section immediately following “Our corporate information.”

Prospectus Summary, page 1

Comment 4.	Please revise the summary to provide a balanced overview of your business. In this regard, you should include Net Income (Loss) amounts in addition to the sales and revenue amounts that you have provided.

Response 4.	The company has revised the summary as requested by the staff. In particular, the company has added the net loss amounts for the year ended March 31, 2005 and the six months ended September 30, 2005 on page 1 and disclosed certain key risks related to investing in this offering on page 2.

H. Christopher Owings
November 16, 2005

Comment 5.	Please provide support for the qualitative and comparative statements contained in the summary and throughout your prospectus. For example, we note the statement appearing in this section that “Boru Vodka...was the first, and continues to be the largest selling, premium vodka produced in Ireland.” We also note your reference to Gosling’s rums as “award-winning,” and “Knappogue Castle 1951, one of the oldest and rarest commercially available Irish whiskeys....” The following examples appear in the Business section:
•	British Royal Navy Imperial Rum, one of the rarest and most historically significant commercially available rums today... — page 48

•	Gosling’s Black Seal was awarded a Platinum Medal (the highest offered) in the World Spirits Competition... — page 50

•	Sea Wynde won a five-star award (the highest offered) from Spirit Journal in 2003. — page 51.

Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing. To the extent you are unable to provide support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.

Response 5.	The company is supplementally providing to the staff a list of all the qualitative and comparative statements contained throughout the prospectus, along with support that provides a basis for such statements. The company has not cited any reports that are not publicly available in the registration statement.

Risk Factors, page 8

Comment 6.	As currently drafted, many of the risk factors appearing in this section appear generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete the following risk factors:
•	Our growth may be limited if we do not generate sufficient cash..., page 8.

•	Our growth strategy may strain our resources..., page 13.

H. Christopher Owings
November 16, 2005

•	Consumer preferences are constantly changing..., page 13.

•	Failure to maintain and/or strengthen our competitive position..., page 14.

Response 6.	The company has revised the first risk factor referred to in comment 6 above, which is now the third risk factor on page 9, to more specifically indicate how the risk stated therein applies to the company. The company has deleted the remaining three risk factors referred to in the staff’s comment 6.

Comment 7.	Some of your risk factors describe multiple risks that should be included under separate subheadings, if considered material. The following risk factors should be revised accordingly:
•	Our quarterly operating results have fluctuated in the past..., page 11.

•	The international nature of our business adds operating risks..., page 12.

•	The market price for our common stock may be volatile..., page 17.

Response 7.	The company has deleted much of the first two risk factors referred to in comment 7 above, which are now the last risk factor on page 12 (“Our quarterly operating results . . . “) and the first risk factor on page 13 (“Currency exchange rate fluctuations . . . “), such that they now each specifically describe a material and non-generic risk to the company, i.e., quarterly operating fluctuations, in the first case, and currency exchange rate fluctuations and devaluations, in the second case. With respect to the third risk factor referred to in comment 7, the company has also deleted much of the disclosure and separated the balance into two risk factors, (“The market price for our common stock . . .”) and (“If we experience volatility . . .”), both of which are now found on page 17 of the prospectus.

Comment 8.	Please remove the disclosure indicating securities analysts will cover your common stock.

Response 8.	The company has made the requested deletion to the risk factor (“The market price for our common stock . . .”) on page 17.

H. Christopher Owings
November 16, 2005

Use of Proceeds, page 23

Comment 9.	We note that you will use a portion of the proceeds to repay debt to former shareholders of your Irish subsidiaries. Please set forth the interest rate and maturity of this indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

Response 9.	The company has revised the disclosure to set forth the interest rate and maturity of the indebtedness to former shareholders of the company’s Irish subsidiaries in the “Use of Proceeds” section on page 22.

Comment 10.	We note that you will retain broad discretion in the allocation and use of the net proceeds. You may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise accordingly.

Response 10.	The company has deleted from page 22 the prior disclosure indicating that the company retains broad discretion in the allocation and use of net proceeds.

Management’s Discussion and Analysis, page 32

Overview, page 32

Comment 11.	Please provide a more detailed discussion of material opportunities, risks and challenges in both the short and long term and the actions you are taking to address them. Please see SEC Release 33-8350. For example, we note disclosure indicating your selling expense, as a percentage of sales and per case, is presently high as compared to competitors. Revise your disclosure as appropriate.

Response 11.	The company has added the detailed discussion requested by the staff at the end of the “Overview — Operations overview” section commencing on page 33 of the prospectus.

Comment 12.	We note that you develop and market branded spirits in several market categories, including “certain other international markets.” Please revise your disclosure to specifically identify the other international markets to which you refer.

Response 12.	The company has made the revision requested by the staff by specifically identifying its international markets on page 31 in the “Overview” lead-in paragraph.

H. Christopher Owings
November 16, 2005

Results of Operations, page 37

Comment 13.	Please revise your disclosure in this section to include Net Income (Loss) for each period.

Response 13.	The company has made the revision requested by the staff by including disclosure about its Net Loss for each of the three period comparison sections on pages 39 and 40 of the “Results of operations” section.

Comment 14.	Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, with respect to the increase in net sales from the three month period ended June 30, 2004 as compared to the three month period ended June 30, 2005, you should quantify the extent to which the commencement of your U.S. distribution relationship and global export agreement with respect to the Gosling’s rums; the addition of Pallini Limoncello; and a continuation of increased case sales within your portfolio contributed to the overall change. Please also disclose the extent to which increases in net sales are attributable to price and/or volume increases. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response 14.	In each of the three period comparison sections under “Results of operations” on pages 38 through 40, where the company describes two or more business reasons that contributed to a material change in a financial statement line item between the two periods being compared, the company has quantified the extent to which each change contributed to the overall change in that line item. Additionally, under each of the three “Net Sales” subsections on those pages the company has disclosed the extent to which increases in sales are attributable to price and/or volume increases.

Quarterly Results of Operations, page 39

Comment 15.	Please revise to include appropriate note disclosure to highlight significant changes in corporate structure and other significant transactions that impact comparability of the quarterly data.

Response 15.	The company has added the requested note disclosure under its Quarterly Results of Operations table on pages 41 and 42 of the prospectus.

Comment 16.	Please provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material

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November 16, 2005

increase or decrease in your liquidity. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response 16.	The company has added the requested analysis and disclosure to the “Liquidity and capital resources” section on page 43 of the prospectus.

Comment 17.	Please disclose whether you are currently in compliance with the financial covenants identified in this section. Please also discuss the anticipated effect if any, the public offering will have on future compliance with the financial covenants described in this section.

Response 17.	The company has added disclosure under the “Obligations and commitments” section on pages 44 through 48 to indicate that it is in compliance with the financial covenants described in this section. The company has also added disclosure that the company does not believe that the public offering will have an effect on future compliance with the financial covenants described therein.

Gosling’s Export Venture, page 44

Comment 18.	We note disclosure in the Use of Proceeds section indicating that you will use a portion of the net proceeds from the offering to fund capital commitments to your Gosling-Castle Partners on October 1, 2005. Please revise your disclosure to discuss the source(s) of funding this capital commitment since proceeds of the offering were not available for the October 1, 2005 payment.

Response 18.	The company has revised the disclosure in the “Use of Proceeds” section on page 22 of the prospectus to delete the statement that the company will use proceeds from this offering to repay $1.1 million to Gosling-Castle Partners in October 2005. The company notes supplementally to the staff that the company funded this capital commitment on October 1, 2005 using existing cash resources derived from either revenue or prior financings described elsewhere in the prospectus. The company has also revised the disclosure under the subsection “Gosling’s export venture” on page 46 to reflect that the “$1,125,000 was due on October 1, 2005 and was paid.”

Contractual Obligations, page 46

Comment 19.	Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these

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November 16, 2005

payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s Management Discussion and Analysis guidance issued December 19, 2003, available at www.sec.gov.

Response 19.	The company has revised the table of contractual cash commitments on page 49 of the prospectus to include estimated interest payments on the company’s debt.

Business, page 48

Our Brands, page 50

Comment 20.	Please revise to include a table that provides an itemization of your liquor brands and the percentage of sales each represents.

Response 20.	The company has carefully considered this comment made by the staff. In response to Item 101(c)(i) of Regulation S-K, the company has provided sales information for Boru vodka, its leading product, on page 54. However, sales of the company’s other products do not meet the threshold level that would require disclosure pursuant to Item 101(c)(i) of Regulation S-K.

The company believes that including a table that provides an itemization of the company’s liquor brands and the percentage of sales each represents is not material information to investors in light of disclosure already made in the prospectus, including information provided about the company’s overall case sales broken down by domestic and international sales (including management’s discussion and analysis of this information) and the disclosure of the percentage of sales of Boru vodka.

The company also believes that, at this stage of its development and based on its current size, including the information requested by the staff about each of the company’s brands would unduly burden the company. Providing this information gives undue insights to competitors and distributors thereby undermining the company’s competitive position. Given that all of the company’s brands are generally emerging and rapidly growing brands, disclosure of this information, which, among other things, indicates the rates of growth of the company’s products, would invite additional competition. In particular, the company believes that its products other than Boru that have lower sales volumes could be particularly vulnerable to such competition. Moreover, such disclosure could hamper the company’s acquisition of or joint venture with family-

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November 16, 2005

owned brands from families that are sensitive about specific product disclosure. In addition to being responsive to the disclosure requirements of Item 101(c)(i), the company understands that if it, in the future, determines that sales information for any brands are material to investors’ investment decisions, such information must be disclosed.

Competition, page 64

Comment 21.	Please revise to clarify your disclosure indicating the major companies in your industry are not positioned well to partner with small to mid-size brands, which creates an opportunity for you.

Response 21.	The company has revised and clarified the disclosure on page 68 to specifically focus on the attributes which sometimes enable it to partner with small to mid-sized brands more effectively than larger companies.

Comment 22.	We note that you compete on the basis of quality, price, brand recognition and distribution strength. It would appear that your competitors in the industry would also compete on the same basis. Please explain your methods of competition in greater detail. See Item 101(c)(1)(x) of Regulation S-K.

Response 22.	The company has revised the disclosure on page 68 to distinguish how it competes compared to competitors.

Government Regulation, page 64

Comment 23.	Please specifically identify the regulations to which you are subject, and discuss in greater detail the material effects that compliance may have upon capital expenditures, earnings and your competitive position. See Item 101(c)(xii) of Regulation S-K.

Response 23.	The company has added disclosure on pages 69 and 70 to specifically identify the regulations to which the company is subject, including the Federal Alcohol Administration Act, U.S. Custom Laws, Internal Revenue Code and the Alcoholic Beverage Control Laws of all fifty states. The company has also described in greater detail the material effects that compliance may have upon capital expenditures, earnings and the company’s competitive position.

Management, page 66

Comment 24.	The business experience of Mark Andrews for the past five years is unclear. Please revise accordingly. See Item 401(e) of Regulation S-K.

H. Christopher Owings
November 16, 2005

Response 24.	The company has revised the disclosure on page 71 to clarify that Mark Andrews served as chairman of the board, president and chief executive officer of our predecessor Great Spirits Company LLC from 1998 to December 2003. Mr. Andrews has served as chairman of the board and chief executive officer of the company since December 2003 and served as the company’s president from December 2003 until November 2005. The company notes that Keith Bellinger was recently promoted to president in addition to being chief operating officer.

Comment 25.	We note that Messrs. Phelan and Rigney serve as consultants. Please further discuss the nature of these consulting arrangements. Please disclose whether the terms of the agreements, including the related fees, are no less favorable than those that the company could have obtained from unaffiliated third parties.

Response 25.	As reflected in the revised disclosure, the company has determined to eliminate the inclusion of each of Messrs. Phelan’s and Rigney’s biographies in the Management section of the Registration Statement. Also, as disclosed elsewhere in the Registration Statement, the company has clarified that Mr. Phelan’s move from an employee to a consultant will occur on December 1, 2005 (see, e.g., footnote (3) of the Summary compensation table on page 77). The company has included Messrs. Phelan’s and Rigney’s Consultancy Agreements as Exhibits 10.23, 10.23.1, 10.24, 10.25 and 10.26. Additionally, the terms of Mr. Phelan’s Consultancy Agreement are disclosed on page 81 of the prospectus under “Agreements with named executive officers.”

The determination to omit Messrs. Phelan’s and Rigney’s biographies reflects the company’s belief that, notwithstanding their historic contribution to the company, their current roles are no longer consistent with being identified as key personnel in the Management section of the Registration Statement. It is the company’s expectation that during the terms of their consultancies, Messrs. Phelan and Rigney will assist the company in its international markets and help to ensure that the company’s bottling, production and distribution relationships are not disrupted. The company negotiated the consultancy agreements with each of Messrs. Phelan and Rigney on an arm’s-length basis in order to obtain the most favorable terms for the company. These negotiations were in the context of (i) their previously existing employment agreements and (ii) the company’s belief that their agreement to provide ongoing consultancy services during a specified transition period is important to preserving certain of the company’s business interests. Accordingly, the company does not believe it would generally have the opportunity or need to enter into agreements similar to those of Messrs. Phelan and Rigney with

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November 16, 2005

unaffiliated third parties who have no prior relationship with the company and its outside business relationships. However, if such persons were available, the company believes that the terms of any agreements with such parties would be similar to those of the consultancy agreements.

Security Ownership of Certain Beneficial Owners and Management, page 83

Comment 26.	Please identify the person(s) who have voting or investment control over the securities owned by Mellon HBV SPV LLC, Black River Global Credit Fund, Lafferty Limited, CNF Investments, Massachusetts Mutual Life Ins. company, and Carbery Milk Products Limited.

Response 26.	The company has undertaken to confirm such information with each of the identified stockholders and has provided disclosure based upon information it has obtained in the footnotes to the beneficial ownership table on pages 89 and 90.

Description of Securities, page 86

Registration Rights, page 87

Comment 27.	It appears that your Amended and Restated Warrant Agreement with Keltic Financial Partners, LP should be filed as a material exhibit. See Item 601(b)(10) of Regulation S-K. Please revise or advise.

Response 27.	The company has filed the Amended and Restated Warrant Agreement with Keltic Financial Partners, LP as Exhibit 10.52 to the Registration Statement.

Shares Eligible for Future Sale, page 91

Lock-up Agreements, page 91

Comment 28.	We note that Oppenheimer & Co. Inc., as representative of the underwriters, may in its discretion waive the lock-up agreements. Please further describe the circumstances that would cause the representative to waive the lock-up agreements. Also, tell us what factors Oppenheimer & Co. Inc. would take into consideration in deciding whether to release any of the securities prior to the expiration of the lock-up.

Response 28.	While the representative has informed the company that it will consider a request for a release of the lock-up on a case-by-case basis, taking into

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November 16, 2005

consideration emergency and hardship, it has also informed the company that it finds it highly unlikely that it will release any lock-ups, does not know what unforeseen emergency or hardship circumstance might occur that could cause it to change its mind, and there is no guarantee that it would, even in the event of hardship or emergency, grant a request for a release of a lock-up.

As a result, the company believes that this comment has already been appropriately addressed in the language on pages 97 and 98, which informs the investor that when making a determination of whether to grant a request for release of securities from a lock-up, the representative will look at each request on a case-by-case basis, taking into consideration emergency and hardship, and further clarifying that while the representative may have the right to waive a lock-up it has no current intention of exercising such right and has not agreed to do so.

The company also now added the following paragraph to the “Underwriting - Lock-ups” section on page 101 of the prospectus to reiterate the foregoing:

“While the representative has the right, in its discretion, to release securities from these lock-up agreements, it has advised us that it has no current intention of releasing any securities subject to a lock-up agreement and no agreement has been made between the representative and us or between the representative and any of our security holders pursuant to which the representative has agreed to waive any lock-up restrictions. We have been further advised by the representative that any request for the release of securities from a lock-up would be considered by the representative on a case-by-case basis, and, in considering any such request, the representative would consider circumstances of emergency and hardship.”

Underwriting, page 93

Underwriting Discount and Expenses, page 94

Comment 29.	Please describe the non-accountable expense allowance to which you refer and explain its purpose in the offering.

Response 29.	The requested disclosure has been added to the “Underwriting — Underwriting discount and expenses” section on page 100 of the prospectus.

H. Christopher Owings
November 16, 2005

The company supplementally advises the Staff that the representative has informed the company that the underwriters’ expenses have already exceeded the $125,000 non-accountable expense allowance.

Reserved Share Program, page 95

Comment 30.	We note that you will have a reserved share program for your directors, officers, employees, business associates and related persons. Please tell us the mechanics of how and when these shares will be offered and sold to persons in your reserved share program. For example, please explain to us how you will determine the prospective recipients of reserved shares, particularly those you refer to as business associates and related persons. Tell us when and how they will indicate their interest in purchasing shares. Also, please tell us how and when you and the underwriters will contact the reserved share investors, including the type(s) of communication you will use. Further explain when the shares and money will be exchanged and when the purchasers become committed to purchase their shares. Please provide a copy of all written materials used in connection with the directed share program and analyze how that material is consistent with Rule 134. We may have further comment upon receipt of your response.

Response 30.	The company and Oppenheimer & Co. Inc. and Ladenburg Thalmann & Co. Inc. (the “Directed Representatives”) will work together to operate the directed share program. The company will compile the list of selected invitees and allocate the shares among the participating invitees, and the Directed Representatives will handle the mechanics of distributing the shares to the invitees. The Directed Representatives and the company will employ the following procedures in making the offering under the directed share program:
•	After the preliminary prospectus is printed, the company will deliver by first class mail or by Federal Express or other reputable overnight courier, the following:
(a)	a cover letter to selected employees, officers, directors, suppliers and business associates of the company and selected others who the company believes will have a positive impact as long-term shareholders of the company inviting them to participate in the offering through the directed share program;

(b)	a copy of the preliminary prospectus; and

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(c)	contact information for one of the Directed Representatives.
•	After the company’s invitations are sent out, the Directed Representatives will deliver to the invitees, by first class mail or by Federal Express or other reputable overnight courier, a directed share program packet which will include a general information letter with respect to, and summary instructions for participating in, the directed share program, a set of frequently asked questions and answers relating to the program, and a set of the Directed Representative’s forms (described below) to be completed by each invitee wishing to participate in the program.

•	Following receipt of the company’s invitation and the directed share program packet, if an invitee has an interest in participating in the directed share program, he or she must complete and mail, fax or deliver to the Directed Representative by the business date specified in the directed share materials (which will be prior to the effective date), the following forms contained in the directed share program packet:
(a)	an Indication of Interest form indicating any interest that he or she may have in purchasing shares in the proposed offering, including the number of shares he or she may have an interest in purchasing;

(b)	an IPO Questionnaire, which requests from invitees who are not employees of the company information needed to comply with the Voluntary Initiative and NASD Rule 2790 and will be used to help the Directed Representative determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed share program;

(c)	if the invitee does not already have an account with the Directed Representative, a New Account form, which will allow the Directed Representative to open an account for such invitee (each potential purchaser must have an account with the Directed Representative in order to participate in the directed share program);

(d)	a Form W-9 (or W-8 for non-U.S. persons) providing the Directed Representative with the potential purchaser’s taxpayer identification and certification; and

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(e)	a 45-day lock-up agreement.
•	When the offering is priced, the company will determine the final allocation of shares among those invitees who submitted timely and proper indications of interest in participating in the directed share program. The Directed Representatives will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person’s continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, they intend to purchase and the person’s account number.

•	The Directed Representatives will send each invitee who so confirms his or her intention to purchase allocated shares, a copy of the final prospectus and a written confirmation of the offer and sale.

•	Full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by the Directed Representative by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If the Directed Representatives do not receive the potential purchaser’s payment by the settlement date then they will notify the company of the same and reallocate the shares in the offering.
The company is furnishing a copy of the forms of the directed share program materials to the staff supplementally. As described in those materials, the company and the Directed Representatives will assure that the directed share program offer is consistent with Rule 134 by:
•	ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed share program contains only language that is permitted by Rule 134;

•	requiring each directed share program participant to acknowledge, by signing the Indication of Interest form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by the Directed Representatives until the registration statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked by the invitee, without obligation or commitment, at any time before the

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invitee’s confirmation of his or her intention to purchase shares is given after the effective date of the registration statement;

•	making it clear that the invitee’s submission of a completed Indication of Interest form involves no obligation or commitment of any kind, and that, by completing the Indication of Interest form, the invitee is not binding himself or herself to purchase any shares; and

•	sending to each invitee that confirms, after the effective date, his or her intention to purchase shares, a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale of shares to such invitee.
In addition, the company supplementally advises the staff that, in connection with the directed share program, no offers were made prior to the filing of the Registration Statement with the staff, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement.
Only persons invited to participate in the directed share program by the company may participate in the program. In addition, while the company has not yet finalized its list of selected invitees, such list will be comprised only of employees, officers, directors, suppliers and business associates of the company and selected others who the company believes will have a positive impact as long-term shareholders of the company. Therefore, the company has revised the first sentence in the “Underwriting — Reserved share program” section on page 101 of the prospectus to make this clear. Such sentence now reads as follows:
“At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the shares of the common stock offered in this offering for sale to our employees, directors, officers, suppliers and other business associates (as well as selected individuals that we believe would have a positive impact on our company as long-term shareholders) that we invite to participate in this offering.”

Electronic Delivery, page 96

Comment 31.	Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and

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describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:
•	the communications used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.

In addition, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Also provide us with all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into these arrangements, promptly supplement your response.

Response 31.	Oppenheimer & Co. Inc. (the “Representative”) has advised the company that one or more members of the underwriting syndicate may engage in an electronic offer, sale or distribution of the shares and may make a prospectus in electronic format available on the web sites that they maintain or may distribute prospectuses electronically. At the time the Representative sends out invitations to participate in the offering to potential syndicate members, the underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer, sale, or distribution of shares, or that if they do engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales, or distributions have been previously reviewed by the Commission and the Commission raised no objections.

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November 16, 2005

The company has been advised by the Representative that each member of the syndicate of this offering will be an established firm, a registered broker/dealer, and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the Registration Statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, the Representative knows only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, the Representative does not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the Registration Statement.

The company has not, and the underwriters have not, made, nor do they intend to make, any arrangements with a third party to host or access the preliminary prospectus on the Internet.

Language with respect to electronic distribution has been added to the “Underwriting” section on page 102 of the prospectus that reads as follows:
“One of more of the underwriters participating in this offering may make prospectuses available in electronic (PDF) format. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or syndicate members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute such prospectuses electronically. Other than the prospectus being made available in electronic (PDF) format, the underwriters do not intend to use any other forms of prospectus in any electronic format, such as CD ROMs or videos.”

Consolidated Balance Sheets, page F-3

Comment 32.	Please revise your pro forma financial information in Note 1.D. to include an introductory paragraph which briefly sets forth a description of the transaction and the periods for which the pro forma information is presented. Refer to Rule 11-02(b)(2) of Regulation S-X.

H. Christopher Owings
November 16, 2005

Response 32.	The company has revised Note 1.D. on page F-8 to include an introductory paragraph which describes the transaction, the entity involved, and the periods for which pro forma information is presented pursuant to Rule 11-02 (b) (2) of Regulation S-X.

Comment 33.	Please revise your pro forma financial information to present in columnar form, with separate columns presenting historical results, pro forma adjustments, and pro forma results. Pro forma adjustments should be referenced to footnotes which clearly explain the assumptions involved. Refer to Rule 11-02(b) of Regulation S-X.

Response 33.	The company has revised its pro forma financial information pursuant to Rule 11-02(b) of Regulation S-X in its amended filing on page F-3.

Comment 34.	Please provide a pro forma statement of income for the latest fiscal year and interim period included in the filing. The pro forma financial information should be presented as if each of the transactions to which you give pro forma effect occurred at the beginning of the fiscal year presented. We assume, at a minimum, this would require adjustment to reflect the elimination of interest expense related to convertible notes to be exchanged for equity upon completion of the offering. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

Response 34.	The company has included a pro forma statement of income for the fiscal year ended March 31, 2005 and the six months ended September 30, 2005 in its amended filing on page F-4. As the footnotes to the table as well as the disclosure in Note 1.A. on page F-7 indicate, the pro forma statement of income reflects the following adjustments:
•	the reversal of previously recorded interest expense and corresponding changes in foreign currency rates relating to the 5% euro denominated convertible notes and 6% convertible notes that are converting into common stock upon the offering;

•	the elimination of preferred stock dividends for all of the company’s preferred stock which is converting into common stock upon the offering;

•	the expensing of the pro rata portion of the deferred financing charges attributable to the $6.0 million of 6% convertible notes converting to common stock at the closing of the offering.

H. Christopher Owings
November 16, 2005

Consolidated Statement of Operations, page F-4

Comment 35.	Please revise the other income/expense, net, line item to present other income and other expense as separate line items. Net presentation is generally not appropriate unless clearly immaterial. See paragraphs 7 to 9 of Rule 5-03(b) of Regulation S-X. Please also disclose in a footnote in tabular format the components and related amounts included in the revised other income and other expense line items for each period your statement of operations is presented. Finally, please explain why other income/expense, net, is included as a component of operating loss rather than presented as non-operating.

Response 35.	The company has made the revisions requested by the staff on page F-4. The company has revised the other expense / other income line and has presented it as separate line items within the consolidated statement of operations. The company has also identified the components of each of the other expense / other income line items and has disclosed these in tabular format conformed for each period for which operations are presented. Furthermore, the separate line items for other expense and other income have been moved to the non-operating section.

Consolidated Statement of Changes in Stockholders’ Equity (Deficiency), page F-5

Comment 36.	You have presented a stockholders’ equity balance of $15,084,315 at June 30, 2005 when it appears you actually have a stockholders’ deficiency. Please revise.

Response 36.	The company has corrected this typographical error on page F-5 in its amended filing, and updated for September 30, 2005 data.

Notes to Financial Statements, page F-7

General

Comment 37.	Please provide the disclosures required by SAB Topic 11:M regarding all recently issued accounting pronouncements that you have not yet adopted. Likewise, revise your Management Discussion and Analysis to include such disclosure.

Response 37.	The company has added the requested disclosure with respect to recently announced accounting pronouncements to both the “Management’s Discussion and Analysis. . .” section on pages 49 and 50 of the prospectus and Note 1.M on page F-10 to the consolidated financial statements.

H. Christopher Owings
November 16, 2005

Comment 38.	You disclose on page 2 that you engage in “innovative marketing, advertising and promotional activities.” If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of earnings line item in which each type of arrangement is classified. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item in Management Discussion and Analysis, if material to an understanding of your ability to maintain or increase sales volumes. Additionally, if treated as an expense, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in Management Discussion and Analysis any significant estimates resulting from these arrangements.

Response 38.	On page 2, the disclosure with respect to “innovative marketing, advertising and promotional activities” characterizes the company’s marketing, advertising and promotional initiatives such as our “Boruisms” marketing campaign, the placement of our products with celebrities, our award winning Trinity bottle design and other activities described in more detail in the “Business-advertising, marketing and promotion” section on pages 64 and 65. The company does not pay slotting fees, engage in cooperative advertising programs or have buydown programs. However, it does make payments to distributors of its products for advertising and marketing programs run by the distributor on the company’s behalf. Following the guidance of ETIF 01-9, the costs of these payments are reflected in selling expense due to the ability of the company to purchase similar services from other third parties that are not limited to the distributor’s locations. In addition, the company has arrangements with certain of its distributors to include a percentage of promotional goods in connection with the purchase of certain products. In such cases, the cost of promotional goods is included in cost of sales.

Comment 39.	Please disclose your policy for classifying shipping and handling costs in the statement of operations. If shipping costs and handling costs are significant and are not classified in cost of sales, disclose the amount(s) of these costs and the line item(s) in which they are classified. Please also disclose the line item in which you include amounts paid to you by customers for shipping and handling. See EITF 00-10.

Response 39.	The company has added a subsection under Note 1 of its financials (Note 1.M.) on page F-10 of the prospectus with respect to its accounting policy for shipping and handling costs, the amounts of those costs and the corresponding line items in which they are classified.

H. Christopher Owings
November 16, 2005

The company’s customers bear the cost of shipping as the company’s sales are FOB shipping point, consequently, no amounts are paid to us by customers for such services.

Comment 40.	On page 33, you disclose that your sales price per case in the United States includes excise tax and import duties, which are also reflected in a corresponding increase in your cost of sales. Please disclose your accounting policy for excise taxes in a footnote. Additionally, as they are presented on a gross basis for sales in the United States, also disclose the amounts of excise taxes included in each revenue and expense caption. See Rule 5-03.1 of Regulation S-X.

Response 40.	The company has added a subsection under Note 1 of its financials (Note 1.N) on Page F-10 of the prospectus with respect to its accounting policy for excise taxes and import duties, including excise taxes and duties included in the revenues and costs of sales captions.

Comment 41.	Please provide us with a diagram of your corporate structure before and after the 2003 merger/recapitalization of Great Spirits company LLC. Please include a similar diagram in your amended filing to help a reader understand your corporate structure.

Response 41.	Diagrams of the company’s corporate structure before and after the company’s acquisitions to date (including the December 1, 2003 acquisition of Castle Brands Spirits Group Limited, formerly known as The Roaring Water Bay Spirits Group Limited and Castle Brands Spirits Marketing and Sales Company, formerly known as The Roaring Water Bay Spirits Marketing and Sales Company) have been added to the “Management’s Discussion and Analysis . . .” section on page 32 of the prospectus and are also provided below.

Castle Brands Inc. is the successor to Great Spirits Company, LLC, a Delaware limited liability company.

Great Spirits Company, LLC was formed in February 1998. In May 2003, Great Spirits Company formed a wholly owned subsidiary, Great Spirits (Ireland) Limited, to market its products internationally. Shortly thereafter, Great Spirits Company determined to convert from a limited liability company to a C corporation and to acquire two Irish operating companies, The Roaring Water Bay Spirits Company Limited and The Roaring Water Bay Spirits Company (GB) Limited.

In order to effect these changes, in July 2003, the company formed Castle Brands Inc. as a holding company (initially called GSRWB, Inc.) and its wholly owned subsidiary, Castle Brands (USA) Corp. (initially called Great Spirits Corp.), under the laws of Delaware. In December 2003, the company then merged Great Spirits Company into Castle Brands (USA) Corp., referred to as CB-USA, and CB-USA became the company’s U.S. operating subsidiary.

Simultaneously with the foregoing merger, Castle Brands Inc. acquired:

(a) The Roaring Water Bay Spirits Group Limited, the shell company that owns the stock of The Roaring Water Bay Spirits Company Limited, and changed the names of this shell company and its operating entity to Castle Brands Spirits Group Limited, referred to as CB-Ireland, and Castle Brands Spirits Company Limited, respectively. In connection with this acquisition, Castle Brands Spirits Company Limited became the company’s Irish operating subsidiary. It has several inactive subsidiaries of its own; and

(b) The Roaring Water Bay Spirits Marketing and Sales Company Limited, the shell company that owns the stock of The Roaring Water Bay Spirits Company (GB) Limited, and changed the names of this shell company and its operating entity to Castle Brands Spirits Marketing and Sales Company Limited, referred to as CB-UK, and Castle Brands Spirits Company (GB) Limited, respectively. In connection with this acquisition, Castle Brands Spirits Company (GB) Limited became the company’s UK operating subsidiary. It has one inactive subsidiary of its own.

In February 2005, Castle Brands Inc. acquired 60% of the shares of Gosling-Castle Partners Inc., which holds the worldwide distribution rights (excluding Bermuda) to Gosling’s rums and related products.

Before Merger & Acquisitions*
After Merger & Acquisitions*

* All subsidiaries are 100% owned unless otherwise noted.
+ Indicates inactive entities

Comment 42.	On page F-7, you state that you have stockholders’ equity of $12,222,147 as of March 31, 2005 and $15,099,275 as of June 30, 2005. However, based on review of your statements of changes in stockholders’ equity (deficiency), it appears these amounts actually represent deficiencies rather than equity. Further, the amount of the deficiency as of June 30, 2005 per your narrative in Note 1.A does not agree to the amount per the statements of changes in stockholders’ equity (deficiency). Please revise.

Response 42.	The company has corrected the typographical errors on pages F-5 and F-7 and updated for September 30, 2005 data.

Comment 43.	Please provide us with a summary of your most recent goodwill impairment assessment, including a description of the underlying

H. Christopher Owings
November 16, 2005

assumptions used. Refer to paragraphs 19-22 of SFAS 142. In this regard, please explain to us how you determined the reporting units used for purposes of impairment testing. Refer to paragraphs 30-31 of SFAS 142.

Response 43.	Part A. Provide a summary of the company’s most recent goodwill impairment assessment, including a description of the underlying assumptions used.

In contemplation of its fiscal year 2005 financial audit, the company performed a goodwill impairment assessment pursuant to SFAS 142 of the goodwill and intangible assets acquired by Castle Brands Inc. through its acquisition on December 1, 2003 of The Roaring Water Bay Spirits Group Limited (“CB-Ireland”) and The Roaring Water Bay Spirits Marketing and Sales Company Limited (“CB-UK”). As part of that assessment, the company also engaged Huron Consulting Group to perform an independent valuation. A copy of the valuation is being submitted to the staff supplementally. In addition, we have included supplementally the original Huron Consulting Group report which independently determined that the fair value of Castle Brands common stock at December 1, 2003 was $6.00 per share, and which thereby helped establish the original amount of goodwill.

The result of this goodwill impairment assessment as of March 31, 2005 was the determination that the fair value of the invested capital of the company’s reporting unit was $37.9 million versus the carrying value of $28.1 million. The company concluded that there was no asset impairment as of March 31, 2005, and that there was no requirement to proceed to step 2 of the impairment assessment.

To arrive at the determination mentioned above, the company utilized three different approaches to perform its goodwill impairment assessment: the income approach, the market approach, and the similar transactions approach with the weighting of the three approaches as shown in the table below:

			Weighted
			Average
	Fair Value	Weighting	Fair Value

Income approach	$45,000,000	20%	$9,000,000
Market approach	$37,000,000	40%	$14,800,000
Similar transaction approach	$35,300,000	40%	$14,120,000

Concluded fair value			$37,920,000

H. Christopher Owings
November 16, 2005

Income approach
The income approach explicitly recognizes that the current value of an investment is premised upon the expected receipt of the future economic benefits, such as cost savings, periodic income or sale proceeds. In the appraisal of stockholders’ equity, indications of value are developed by discounting future net cash flows available for distribution to their present worth at a rate that reflects both the current return requirements of the market and the risks inherent in the specific investment.

Market approach
The market approach measures the value of an asset through analysis of recent sales of comparable investments. In conjunction with the income approach, the company utilized the PCMMM and Similar Transaction methods in order to arrive at the fair market value of the company’s invested capital.

PCMMM Method

A search of various financial databases (i.e., Bloomberg, Hoovers) and investment research was conducted in an effort to identify companies with operations similar to the company. While it is recognized that differences exist between Castle Brands and the selected guideline companies, an investor in the spirits industry could consider these companies as alternative investment opportunities.

Similar transaction method A search was conducted of Bloomberg and the FactSet Mergerstat database which identified eight transactions that were utilized for the Similar Transaction analysis.

Part B. Explain how you determined the reporting unit used for purposes of impairment testing.

The company reviewed the criteria for reporting units pursuant to SFAS 142, paragraphs 30 and 31 and SFAS 131, paragraphs 10 through 15 and determined that the reporting entity for the goodwill that was acquired is Castle Brands Inc., the parent company of CB-Ireland and CB-UK and the entity which carries the investment in CB-Ireland and CB-UK.

Comment 44.	On page F-14, you disclose that the aggregate net purchase price of the acquisition was $17,048,946. Please reconcile this disclosure to your purchase price allocation table, which shows total consideration of $17,631,236. If the difference relates to the shares purchased from the minority shareholders in May 2004, please clarify.

H. Christopher Owings
November 16, 2005

Response 44.	The company has amended the Registration Statement on page F-16 to correct and conform the aggregate net purchase price of the acquisition — $17,524,615 — to the purchase price allocation table which shows total consideration of $17,524,615.

Comment 45.	Please disclose the gross carrying amount and accumulated amortization, in total and by major intangible asset class, for intangible assets subject to amortization. Additionally, disclose the estimated aggregate amortization expense for each of the five succeeding fiscal years. For intangible assets not subject to amortization, disclose the total carrying amount and the carrying amount for each intangible asset class. Refer to paragraph 45 of SFAS 142. Additionally, describe to us the circumstances that support classification of such intangible assets as indefinite lived. In this regard, tell us why you believe no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of the unamortized intangible assets. Refer to paragraph 11 and Appendix A of SFAS 142. Finally, please explain to us in detail what caused the $8 million increase in “Brands, trademarks and rights” between fiscal 2004 and 2005. We assume a significant portion of the $8 million relates to your 60% purchase of Gosling-Castle Partners Inc. in February 2005. Please revise your filing accordingly.

Response 45.	Part A. Disclose gross carrying amount and accumulated amortization, in total and by major intangible asset class, for intangible assets subject to amortization.

The company has disclosed the gross carrying amount and accumulated amortization, in total and by major intangible asset class, for intangible assets subject to amortization in Note 6 on pages F-18 and F-19.

Part B. Disclose the estimated aggregate amortization expense for each of the five succeeding years.

The company has disclosed the estimated aggregate amortization expense for each of the five succeeding years in Note 6 on page F-19.

Part C. For intangible assets not subject to amortization, disclose the total carrying amount and the carrying amount for each intangible asset class.

The company has disclosed its intangible assets not subject to amortization, by total carrying amount and the carrying amount for each intangible asset class in Note 6, page F-18.

H. Christopher Owings
November 16, 2005

Part D. Describe to us the circumstances that support classification of such intangible assets as indefinite lived. In this regard, tell us why you believe no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of the unamortized intangible assets.

The company determined the following classes of intangible assets to have indefinite lives:

Fair Value
Trade names and formulation	$3,692,000
Supply and distribution relationships	$1,148,000
Paragraph 11 of SFAS 142 describes the “pertinent factors” on which an estimated useful life of an intangible asset should be based. The response to Comment 46, below, addresses the characteristics of the company’s supply and distribution relationships class of intangible assets with indefinite lives as these relate to paragraph 11 of SFAS 142. The trade names and formulation also exhibit characteristics that indicate accounting treatment as intangible assets with indefinite lives, as follows:
(a)	The expected use of the asset by the entity

The company expects to maintain these trade names and formulations continually for many years due to their significant value to the company.

(b)	The expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate (such as mineral rights to depleting assets)

The maintenance of trade names and formulations impact the indefinite useful lives accorded the company’s supply and distribution relationships as outlined in the response to comment 46, below;

(c)	Any legal, regulatory, or contractual provisions that may limit the useful life;

Trade names have a legal life that varies by country but which are renewable.

(d)	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life

H. Christopher Owings
November 16, 2005

without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)

Trade names have a limited legal life that varies by country; however, these trade names are renewable with minimal cost and no material modification of the existing terms and conditions.

(e)	The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).

Future maintenance expenditures to generate cash flows from the trade names and formulations are minimal once a trade name has been established;
The company believes that no legal, regulatory, contractual, competitive, economic or other factors limits the useful life of the trade names and formulation and distribution and supply relationship classes of the intangible assets and, therefore, determined the useful lives of these assets to be indefinite.
SFAS 142, Appendix A, Example 7 discusses “An acquired trademark that is used to identify and distinguish a leading consumer product that has been a market-share leader for the past eight years.” In this example, the trademark was assumed to have a remaining legal life of five years but was renewable every 10 years at little cost. Moreover, it was assumed that the acquired entity intended to continuously use the trademark and that an analysis of the trademark showed that the asset would generate cash flows for the entity “for an indefinite period of time.” In this example, the asset was deemed to have an indefinite life.
In the case of the company’s trade names and formulations, the circumstances are similar to those found in the example in SFAS 142, Appendix A, Example 7. For example, the company intends to continuously use these trade names and formulations and the trade names and formulations are expected to have a positive impact on the company’s cash flow for an indefinite period of time. Each of these trade names has strong name recognition among consumers in their applicable markets and are in strong and growing competitive positions relative to other brands in

H. Christopher Owings
November 16, 2005

their respective categories. Therefore, according an indefinite useful life as prescribed under SFAS 142 is appropriate for these intangible assets.
In determining these intangible assets to have indefinite lives, the company has also considered the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative actions that result in an uncertain or changing regulatory environment, and expected changes in distribution channels), as follows:
•	The alcoholic beverages industry is stable and is expected to exhibit positive growth attributes. The nature of the industry is that “old” methods are often preferable and, therefore, technological advances in manufacturing processes are not a threat as they might be in other industries (e.g., software).

•	There are no expected legislative or regulatory changes in the foreseeable future nor are there any major changes in the way in which these products are distributed.

•	According to Standard & Poor’s Industry Survey: Alcoholic Beverages & Tobacco, the near-term outlook for the distilled spirits industry is positive as the economy is strong, demographics are attractive, and companies have made significant increases in brand investments. Standard & Poor’s has predicted that improved distribution strategies will help margins and estimates that spirits makers’ operating profits will experience mid-teens growth in 2005.

•	Demographics are favorable for the distilled spirits industry. The U.S. Census Bureau reported that the number of consumers reaching legal drinking age has risen steadily in recent years and consumer tastes have shown movement toward a “cocktail culture” and away from the beer drinking culture of the past.
Part E. Explain in detail what caused the $8 million increase in “Brands, trademarks and rights” between fiscal 2004 and 2005. We assume a significant portion of the $8 million relates to your 60% purchase of Gosling-Castle Partners Inc. in February 2005.
In February 2005, the company, together with members of the Gosling family of Bermuda, formed Gosling-Castle Partners Inc. (“GCP”) for the purpose of acquiring the worldwide distribution rights — except for Bermuda — of Gosling’s Rums. GCP is 60 percent owned by Castle

H. Christopher Owings
November 16, 2005

Brands Inc. with the 40 percent minority interests held by members of the Gosling family. The increase in “brands, trademarks and rights” between fiscal 2004 and fiscal 2005 was largely due to the acquisition of the Gosling worldwide distribution export agreement by the company’s 60% owned venture Gosling-Castle Partners Inc.(“GCP”), and consisted of the following:

Cost of acquired distribution agreement	$2,500,000
Adjustment to net value of investment	3,329,333
Deferred tax liability	2,222,222

Total	$8,051,555

GCP was formed with the issuance of 1,000,000 shares of common stock, of which the company purchased 600,000 shares at the per share price of $8.33 and the minority interests purchased 400,000 shares with cash of $4,000 - $.01 per share — plus the attributed value of their interest in the Gosling worldwide (except Bermuda) distribution agreement which was valued at approximately $8.32 per share. The company recorded $3,329,333 as an “adjustment to net value of investment” to reflect this attributed paid-in capital by the minority interests.

The adjustment to net value of the investment resulted in a book basis for the Gosling worldwide distribution agreement of $5,833,333. The company then recorded a deferred tax liability of $2,222,222 to record the tax effect of the difference between the book basis and tax basis of the intangible asset following the guidance of EITF 98-11.

Comment 46.	Please tell us how you determined that acquired supplier and distributor relationships had an indefinite life. Please specify the amounts allocated to those relationships. Ensure you address all of the criteria in paragraph 11 of SFAS 142 in your response.

Response 46.	With respect to the “Other Intangible Assets”, the Carbery Supply Relationship and the Coman Distribution Relationship, the company believes these assets exhibit the characteristics discussed in paragraph 11 of SFAS 142 as follows:
(a)	The expected use of the asset by the entity
•	Carbery Supply Relationship — The company expects to enjoy this relationship continually for years to come. This relationship is of significant

H. Christopher Owings
November 16, 2005

value to both parties as the Carbery Group produces Boru Vodka on behalf of Castle Brands. Additionally, this relationship also provides access to new product innovations such as new flavors.
•	Coman Distribution Relationship — The company expects to enjoy this relationship continually for years to come unless a more attractive arrangement can be secured. This relationship is of significant value to both parties. The nature of this relationship provides Castle Brands with a strong presence in the Irish marketplace, particularly the Dublin City area and Coman is a prominent distributor in this important market.
(b)	The expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate (such as mineral rights to depleting assets)
•	Carbery Supply Relationship — The useful life of this asset is largely dependent on the useful life of the Boru Vodka trade name and as discussed above, this asset exhibits the characteristics of an indefinite lived intangible asset.

•	Coman Distribution Relationship — The useful life of this asset is largely dependent on the useful life of the Boru Vodka trade name and as discussed above, this asset exhibits the characteristics of an indefinite lived intangible asset.
(c)	Any legal, regulatory, or contractual provisions that may limit the useful life
•	Please see comments under (d) below
(d)	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)

H. Christopher Owings
November 16, 2005

•	The Carbery Supplier Agreement has a fixed price provision for bulk spirits purchases by Castle Brands through December 31, 2008, after which the supply agreement is renewable “on terms to be agreed by the parties.”

•	Carbery provides Castle Brands with the distilled vodka used in Boru vodka, Castle Brands’ flagship product.

•	Despite the aforementioned termination date, it is unlikely that the supply contract with Carbery would be terminated because it represents a significant, and growing source of revenue for Carbery.

•	Moreover, Carbery is a strategic partner of — and investor in — Castle Brands and,

•	The Carbery CFO is a member of the Castle Brands Board of Directors and, currently, is the only Irish national on the Board — a fact that takes on some added import in light of the Irish connection that Castle Brands promotes in its products.

•	The Coman Distribution Agreement is an “evergreen” contract in that it automatically renews annually. It is only cancelable with 12 months notice from the anniversary date of the Agreement by either of the parties to the contract.
(e)	The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).
•	Carbery Supply relationship — Future maintenance expenditures to generate cash flows from this asset are minimal once the relationship is in place. There are certain expenses associated with the Boru brand that would be ongoing (e.g., advertising) but these would be in support of the brand itself and not in support of the Carbery relationship.

H. Christopher Owings
November 16, 2005

•	Coman Distribution relationship — Future maintenance expenditures to generate cash flows from this asset are minimal once the relationship is in place.

At December 1, 2003, the Carbery Supply relationship and Coman Distribution relationship had fair values of $732,000 and $416,000, respectively, which amounts were recorded at the acquisition date.

Comment 47.	You disclose that overdraft balances are included in accounts payable. Bank overdrafts should be reflected in financing cash flows on the statement of cash flows. Please revise your filing accordingly or tell us why no revision is necessary.

Response 47.	The company has reflected bank overdrafts in financing cash flows on the Consolidated Statement of Cash Flows throughout the amended filing for all periods presented.

Comment 48.	Please tell us how you accounted for the conversion features present in your subordinated convertible notes discussed in notes 9 and 10 at issuance. In doing so, provide the fair value per share of common stock upon debt issuance and also tell us how you determined the fair value per share. Refer to EITFs 98-5 and 00-27, as applicable.

Response 48.	Part A. Tell us how you accounted for the conversion features present in your subordinated convertible notes discussed in Note 9 at issuance.

The company has amended its filing to include the following language in Note 9 on page F-23 as follows:

“In July 2005, the original $10,000,000 of convertible notes were amended to be equivalent in terms to those of the new $5,000,000 investor. If 40% of the combined $15,000,000 of convertible notes were to convert automatically, as a consequence of a qualified public offering, the $7.00 conversion price would result in the issuance of 107,143 more shares than would have been issued at the $8.00 conversion price. If such automatic conversion occurs, it is anticipated that the value of the incremental shares, valued at the initial public offering price, will be recorded as interest expense.”

The company has accounted for the conversion features in its subordinated convertible notes, as follows:

H. Christopher Owings
November 16, 2005

The company followed APB 14 in accounting for its subordinated convertible notes totaling $15,000,000 at September 30, 2005. Under the terms of the notes issued, there are four options available to the holder and company to extinguish the debt, as follows:

(1) the holder holds the notes until maturity and is repaid in cash.

(2) the holder converts the notes into common stock following the original terms of the note at $8.00 per share.

(3) the holder automatically converts at $8.00 per share after the third year from the date of issuance on the thirtieth consecutive trading day on which the closing price is not less than $20 per share.

(4) 40% of the outstanding notes are converted upon the completion of a public offering with gross proceeds of at least $15,000,000 at a conversion price of $7.00 per share. (The company amended the conversion rate in August 2005 as an inducement to the holders of the convertible notes to convert 40% of their notes in the event of the planned public offering).

The first, second and third options have no further accounting implications since the conversion rights fall within the original terms of the note. Option four will require the company to record an interest charge to operations equal to the fair value of the additional securities issued which are in excess of the fair value of securities issuable pursuant to the original convertible terms for 40% of the outstanding notes. The remaining 60% of the subordinated convertible notes will follow one of the first three options.

Under APB 14, paragraph 3, the company accounts for issuance of debt securities that are convertible into common stock of the company at a specified price at the option of the holder and that are sold at a price or have a value at issuance not significantly in excess of the face amount. These securities have a conversion price that is greater than the market value of the common stock at time of issuance. The company has determined that the fair value of the common stock at the time of the issuance of the convertible notes was approximately $7.00 per share, as compared to the conversion price of $8.00 per share which is also the conversion price of the Series C preferred stock. At the date of issuance, the company recorded the face amount of the debt with no debt discount. Under APB 14, paragraph 12, the board concluded that no portion of the proceeds of the convertible notes should be accounted for as attributable to the conversion feature. The company believes that the note and the option are inseparable since the holder cannot exercise the option unless he

H. Christopher Owings
November 16, 2005

forgoes the right of redemption. As further confirmation of the value of the common stock, the holders of the $15,000,000 of convertible notes agreed to convert 40% of their notes into common stock, upon a successful public offering, at a price of $7.00 per share.

Part B. Provide the fair value per share of common stock upon debt issuance and also tell us how you determined the fair value per share.

As noted above, the $7.00 per share reflected a discount to the $8.00 conversion price, and was further confirmed by an arm’s length negotiation with the holders relative to the early conversion of 40% of the issuance.

Part C. Tell us how you accounted for the conversion features present in your subordinated convertible notes discussed in Note 10 at issuance.

The company follows APB 14 in accounting for its subordinated convertible notes totaling $1,656,299 at September 30, 2005. Under the terms of the notes issued, there are two options available to the holder and company to extinguish the debt. The first option is the holder holds the notes until maturity and is repaid in cash. The second option is the holder converts the notes into common following the original terms of the note at Euro 5.22 per share which approximated $6.00 at the date of issuance. Both options have no further accounting implications since the conversion rights are under the original terms of the note.

Under APB 14, paragraph 3, the company accounts for issuance of debt securities that are convertible into common stock of the company at a specified price at the option of the holder and that are sold at a price or have a value at issuance not significantly in excess of the face amount.

Under APB 14, paragraph 12, the board concluded that no portion of the proceeds of the convertible notes should be accounted for as attributable to the conversion feature. The company believes that the note and the option are inseparable since the holder cannot exercise the option unless he forgoes the right of redemption.

The company does not believe that EITF’s 98-5 and 00-27 apply to these convertible subordinated notes since there are no warrants issued in connection with these transactions, and that the conversion price was determined to be at or above the fair value of the underlying common stock. The company believes that the note and the option are inseparable since the holder cannot exercise the option unless he forgoes the right of redemption.

H. Christopher Owings
November 16, 2005

Part D. Provide the fair value per share of common stock upon debt issuance and also tell us how you determined the fair value per share.

The fair market value of the common stock at the time of issuance in December 2003 was $6.00 per share, as determined by arm’s length cash transactions and as further confirmed by the Huron analysis. The company had previously issued common stock at a cash price of $6.00 per share, and that was also the price per share used in the negotiations with the sellers of the Roaring Water Bay entities.

Comment 49.	Please tell us how you accounted for the conversion features present in your Series A through C preferred stock at issuance. In this regard, explain your consideration of whether the conversion features represent an embedded derivative requiring separation from the host contract, as contemplated in paragraph 12 of SFAS 133. If you determined the conversion features are not embedded derivatives based on the exception provided in paragraph 11a of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion. In this regard, tell us what effect, if any, the amendment to the warrant holder’s registration rights disclosed in Note 20 on page F-38 had on your accounting for the warrants. Please explain the “certain penalties” to which you would be subject in the event that the warrants are not registered timely. Assuming SFAS 133 does not apply, tell us how you accounted for the conversion features present in your Series A and B preferred stock under EITF 98-5 and/or EITF 00-27, as applicable. Based on your disclosure on page F-31, we note you recorded a beneficial conversion feature with respect to your Series C preferred stock. Please provide us with your calculation of such beneficial conversion feature. Additionally, with respect to each series of preferred stock, please tell us the fair value per share of common stock upon issuance and also tell us how you determined the fair value per share.

Response 49.	Part A — Accounting for Conversion Features of Preferred Stock

Except for the beneficial conversion feature applicable to the Series C preferred stock in connection with the issuance of the warrants in Part E below, there was no further accounting required for the conversion features of the Series A through C preferred stock at the date of issuance for the reasons set forth below:

The holders of the Series A, B and C convertible preferred have the option to convert into the company’s common stock at any time and the shares of Series A preferred will automatically convert in the event of the closing of an initial public offering of at least $10 million. The conversion prices of the Series A, B and C convertible preferred stock are $7.00, $6.00 and $8.00 per share, respectively.

H. Christopher Owings
November 16, 2005

As explained in part D of response 48 the company’s common stock was valued at $6.00 per share by the company and in an appraisal dated as of December 1, 2003 by an independent third-party consultant engaged for this purpose.

Since the Series A, B and C preferred stock were issued at conversion prices that were at or above the then fair value of the underlying common stock valued at $6 per share, there was no in-the-money feature at the commitment dates (a “beneficial conversion feature”) as discussed under EITF 98-5, issue 1. The expected offering price of the initial public offering is not expected to be at a share price lower than an agreed-upon amount as discussed under EITF 98-5, issue 2. Therefore, there is no further accounting required for the conversion features under these securities at the date of issuance.

Part B — Question of Embedded Derivative

The company determined that the conversion features of its series A, B and C convertible preferred stock do not represent an embedded derivative. The company considered whether the conversion features should be accounted for as a derivative under SFAS 133, paragraph 12, as follows:

SFAS 133, paragraph 12, requires the separation of the derivative instrument from the host contract if and only if all three of the following criteria are met: (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the contract that embodies the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise generally accepted accounting principles with changes in fair value reported in earnings as they occur; and (c) a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of SFAS 133. As the first two criteria were not met, SFAS 133 is not applicable.

The company has also determined that the conversion features are not embedded derivatives based upon the exception provided in paragraph 11a of SFAS 133 which provides for contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified as stockholders’ equity in a statement of financial position.

The company has presented its Series A through C convertible preferred series stock as temporary equity in its Balance Sheets as of March 31,

H. Christopher Owings
November 16, 2005

2004 and 2005, and September 30, 2005, and has so described these securities in Note 12 to the Financial Statements, in accordance with the provisions of ASR 268, Rule 5-02-28 of Regulation S-X, and EITF Issue D-98. These securities are convertible at the option of the holder, and are mandatorily redeemable 20% per year beginning 2009 and extending through 2013, and are required to be classified outside of permanent equity. These securities do not fall into one of the three classes of freestanding financial instruments that are required to be classified as liabilities under the provision of SFAS No. 150, and are therefore outside the scope of SFAS No. 150. Accordingly, the company believes that Series A through C preferred stock are appropriately classified as temporary equity in accordance with applicable accounting literature.

The company considered paragraphs 12-32 of EITF 00-19 and concluded that paragraph 12 applies as the securities involved are mandatorily redeemable and, as such follows ASR 268, presented in the balance sheet as outside of permanent equity as further described below.

Part C — Effect of Amendment of Warrant Holders’ Registration Rights

The amendment to the warrant holders registration rights required no further accounting due to the fact that the warrant term was not extended, and that the condition (the holders’ right to convert at any time for the entire term of the warrant) takes precedence over the put right. The company will record an accounting charge in the event that the underlying warrant shares are not registered on a timely basis as described in part D, below.

H. Christopher Owings
November 16, 2005

Part D — Explanation of “Certain Penalties”

Note 15 (B) on page F-35 describes the penalties in the event of an untimely registration of such warrants, as follows: In connection with our amended and restated warrant agreement with Keltic Financial Partners, LP for the purchase of 100,000 shares of our common stock, the company has agreed that if on either June 1, 2007 or June 1, 2008 (a) there are shares of common stock received or issuable upon the exercise of the warrant that have not been registered and (b) the company has not filed a registration statement with respect to which Keltic had the opportunity to register the unregistered shares, the company shall pay Keltic $100,000 within ten days of each date. (Note:
Although the initial filing did disclose this, the order of the final two paragraphs in the note had been inadvertently reversed. The aforementioned disclosure on page F-35 has been put into the proper order in the amended filing.)

Part E — Beneficial Conversion Feature

Under the interpretive guidance of EITF 98-5, paragraph 8, the company recorded a discount to its series C convertible preferred stock resulting from the allocation of proceeds to the beneficial conversion feature as a dividend in arriving at the net loss attributable to common stockholders. Since the preferred stock was convertible immediately at the option of the holder at the date of issuance, the company amortized the entire discount as a dividend.

The calculation of this beneficial conversion feature is set forth below:
I. Determination of Relative Values:

Series C preferred stock (Fair value based on 3,353,750 shares of common stock convertible at $8.00 per share)	$26,830,000	98.28%

Warrants issued to a placement agent in connection with Series C preferred stock	$468,264	1.72%

(Fair value determined using the Black-Scholes method)

Total Fair Value	$27,298,264	100.00%

II. Allocation of Proceeds Based on Relative Fair Values:

H. Christopher Owings
November 16, 2005

Gross Proceeds	$26,830,000

Value allocated to Series C preferred stock at 98.28%	$26,368,971

Value allocated to warrants at 1.72%	$461,029

$26,830,000

III. Beneficial Conversion Feature:

Beneficial conversion feature determined to be:	$461,029

Part F — Fair Value per Share

As noted in Appendix A transmitted simultaneously herewith, the Series C convertible preferred was sold at a cash price of $8.00, as compared to the underlying common price summarized above of $6.00 in December 2003 and $7.00 by mid-2005.

Comment 50.	Please provide us with a schedule showing, in chronological order from the beginning of your most recent fiscal year to the most recent practicable date, the following information for each issuance of common stock, common stock options, restricted stock, warrants and any other instrument that is convertible into common stock:
•	the date of each issuance;

•	a description of the instrument issued;

•	the number of shares/options issued including the exercise terms;

•	the fair value of the underlying common stock on each issuance date;

•	a detailed description of how the fair value of the underlying share on each date was determined; and

•	the amount of compensation expense recorded in your financial statements associated with each issuance.

H. Christopher Owings
November 16, 2005

Note that in the absence of contemporaneous cash transactions with independent third parties, or independent valuations, we look to the estimated initial public offering price as a leading indicator of value of your stock in the months prior to the filing of the initial public offering. Accordingly, if your anticipated initial public offering price is more than the estimated fair value on which compensation expense was measured, in your response you should discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an increase in the fair value of your stock. If applicable, provide us with details of any independent appraisals.

Finally, please provide us a time line of discussions, formal or informal, with underwriters in which possible ranges of company value were discussed and provide us with those ranges. We may have further comments after we review your response.

Response 50.	Part A. Provide us with a schedule showing, in chronological order from the beginning of your most recently completed fiscal year to the most recent practicable date, the information indicated above for each issuance of common stock, common stock options, restricted stock, warrants and any other instrument that is convertible into common stock.

The company has provided on Appendix A filed simultaneously herewith the information requested for all issuances of common stock, options, warrants, preferred stock, senior secured notes and convertible notes from the start of its most recently completed fiscal year — April 1, 2004 — to the present.

The company has used a fair value of $6.00 per share for its common stock beginning in December 2003. As indicated in the table, the company believes that the value of its common stock increased in 2005, based on the completion of the Gosling-Castle Partners transaction and the agreement that 40% of our 6% convertible notes will automatically convert at $7.00 per share under certain circumstances an agreement negotiated at arms-length with the holders.

As indicated in Appendix A, there were a series of separate cash-based transactions with independent third parties for Series C preferred and the 6% convertible notes, at prices of $8.00 per share. The common stock values during those periods for the common stock underlying the convertible securities increased from $6.00 to $7.00.

H. Christopher Owings
November 16, 2005

Part B. Please provide us a time line of discussions formal or informal, with underwriters in which possible ranges of company value were discussed and provide us with those ranges.

Beginning at the end of August 2005, the company and the underwriters informally discussed possible price ranges for the offering. Subject to underwriters’ diligence, the operations of the company and market conditions, the prices that were informally discussed were between $8 and $11 per share. Around the time of the initial filing of the Registration Statement, the company and Oppenheimer & Co. entered into a letter of intent with respect to Oppenheimer & Co.’s engagement as lead underwriter, which letter of intent contemplated a possible price range of $9 to $11. On November 10, 2005, the company and the underwriters agreed that a price range of $8 to $10 would be reflected in Amendment No. 1 to the Registration Statement.

Comment 51.	We note you recorded the value assigned to the warrants as a reduction in the value assigned to the credit facility and an increase in long-term liabilities. Please explain in detail your basis under GAAP for such treatment, including the specific accounting literature you relied on. In doing so, specifically tell us how you considered the put right in determining the appropriate accounting treatment.

Response 51.	Part A. Explain in detail your basis under GAAP for recording the value assigned to the warrants as a reduction in the value assigned to the credit facility and an increase in long-term liabilities, including the specific accounting literature relied upon.

The company has revised its disclosure on page F-35 to reflect the following: The value assigned to the warrants was recorded as a reduction in the value assigned to the credit facility (discount amount) and an increase in additional paid-in capital.

To facilitate the staff’s review, the following is a description of the company’s accounting for this transaction:

Similar to the approach taken in response 49, part E, the company’s accounting for the issuance of warrants in connection with the credit facility is based upon EITF No. 98-5 as interpreted by EITF No. 00-27. Under EITF No. 98-5, a warrant value is determined by performing a Black-Scholes option pricing calculation on the warrant pursuant to SFAS 123, then using this result to calculate the amount of the gross proceeds of the credit facility ascribed to the beneficial conversion feature represented by the warrants and the amount to be ascribed to the carrying value of the credit facility. The beneficial conversion feature is then recorded with a decrease in the gross amount of the credit facility and a corresponding increase to additional paid-in capital.

H. Christopher Owings
November 16, 2005

Part B. Specifically tell us how your considered the put right in determining the appropriate accounting treatment.

The company follows SFAS 150 in accounting for the warrant issued with the credit facility. The warrant provides for net-share settlement which provides the holder the right to exercise the warrant and receive shares of the company’s common stock over the entire term (the “Condition”). The put right does not begin until September 1, 2006, which provides the holder the option to settle the warrant in cash. Since the warrant provides the holder the right to convert into common stock in lieu of receiving cash, a condition exists which the put right (a) is not effective until September 1, 2006 and (b) is secondary to the conversion rights. Absent this condition, the company would have recorded the put right as a liability when the right becomes effective.

Comment 52.	Please revise your disclosure to explain how you accounted for the issuance of warrants in connection with the Series C preferred stock. Please explain in detail your basis under GAAP for this accounting, including the specific accounting literature you relied on.

Response 52.	Accounting Part A. Revise your disclosure to explain how you accounted for the issuance of warrants in connection with the Series C preferred stock.

The company has revised its disclosure as follows: In Note 15- Stock Options and Warrants on page F-36, the prior description “beneficial conversion feature” in the table entitled “The proceeds upon issuance of the Series C Preferred Stock were allocated as follows:” has been replaced with the description “value allocated to warrants”. In addition, the phrase “allocated to the warrants” has been added to the two references to “beneficial conversion feature” that appear in the paragraph immediately beneath this table.

Part B. Explain in detail your basis under GAAP for this accounting, including the specific accounting literature you relied on.

To facilitate the staff’s review, the following is a description of the company’s accounting for this transaction:

As more fully discussed in response 49, part E, the company’s accounting for the issuance of warrants in connection with the Series C preferred stock is based upon EITF No. 98-5 as interpreted by EITF No. 00-27. Under EITF No. 98-5, a warrant value is determined by performing a Black-Scholes option pricing calculation on the warrant pursuant to SFAS

H. Christopher Owings
November 16, 2005

123, then using this result to calculate the amount of the gross proceeds of the preferred stock sold ascribed to the beneficial conversion feature represented by the warrants and the amount ascribed to the carrying value of the preferred stock. The beneficial conversion feature is then recorded by reducing the gross amount of preferred stock and increasing additional paid-in capital. Because the Series C preferred stock has a mandatory redemption feature, the discount amount attributed to the beneficial conversion feature is accreted by means of a charge to dividends and a corresponding credit to Series C preferred stock over the period from the date of issuance of the warrant until the date of mandatory redemption of the Series C preferred stock.

Comment 53.	Please also disclose revenues for each product or each group of similar products. See paragraph 37 of SFAS 131.

Response 53.	The company directs the staff to Response 20 above. As in the case of disclosing percentages of sales for the company’s liquor brands, the company does not believe that the disclosure of revenues for each of its brands will provide meaningful information for investors. However, the company does believe that such information could provide potentially damaging information to its competitors.

Comment 54.	On page 5, you state that you acquired The Roaring Water Bay Spirits Group Limited and The Roaring Water Bay Sprits Marketing and Sales company Limited, together with their subsidiaries, in December 2003. On page F-12, you state that you acquired CB Group, including its operating subsidiary CB-UK, in December 2003. Based on your disclosure in Note 1.A on page F-7 you have changed the names of the companies acquired. Please clarify this point and revise for consistency throughout the document. Further, we note you have provided the fiscal year 2003 and 2002 financial statements for Castle Brands Spirits company Limited and The Roaring Water Bay Spirits company (GB) Limited. Please explain your reasons for including the financial statements of these companies in your registration statement. We assume the financial statements are provided to comply with Rule 3-05 of Regulation S-X. It appears that audited financial statements of CB Group are required notwithstanding your disclosure on page F-48 under the heading “consolidation.” See Rule 3-05 of Regulation S-X. Please advise or revise.

Response 54.	The prior reference on page F-12 that CB Group had an operating subsidiary called CB-UK is a misstatement which has been corrected in the amended filing. The corporate structure of “CB Group” and “CB-UK” is clarified below.

H. Christopher Owings
November 16, 2005

On December 1, 2003, Castle Brands Inc. acquired The Roaring Water Bay Spirits Group Limited (“CB-Group”) and The Roaring Water Bay Spirits Marketing and Sales Company Limited (“CB-UK”), together with their subsidiaries. Post-acquisition, the Roaring Water Bay Spirits Group Limited and The Roaring Water Bay Spirits Marketing and Sales Company Limited were renamed Castle Brands Spirits Group Limited (“CB-Group”) and Castle Brands Spirits Marketing and Sales Company Limited (“CB-UK”). These entities represent the shell holding companies for the Ireland-based subsidiaries and the U.K-based subsidiaries, respectively. No other entity stood over CB-Group and CB-UK at the time of acquisition.

To eliminate confusion as to what is encompassed by the term “CB Group,” this term has been retitled “CB-Ireland” in the amended filing and conformed throughout.

The corporate structure of CB-Ireland and subsidiaries at the time of the acquisition through the present is as follows:

Castle Brands Spirits Group Limited (shell holding company)

Castle Brands Spirits Company Limited (operating company)

The Boru Vodka Company Limited (dormant company) The Clontarf Irish Whiskey company (dormant company) Castle Brands Whiskey company Limited (dormant company)
Castle Brands Spirits Company Limited is the only active company within CB Ireland and subsidiaries. The three wholly-owned subsidiaries of Castle Brands Spirits Company Limited are themselves dormant while the holding company, Castle Brands Spirits Group Limited, had only de minimis activity during 2003 and 2002 as explained below.
The corporate structure of CB-UK and subsidiaries at the time of the acquisition through the present is as follows:

Castle Brands Spirits Marketing and Sales Company Limited (shell holding company)

The Roaring Water Bay Spirits company (GB) Limited (operating company)

H. Christopher Owings
November 16, 2005

The Roaring Water Bay Spirits Company (Northern Ireland) Limited (dormant company)
The Roaring Water Bay Spirits Company (GB) Limited is the only active company within CB-UK and subsidiaries. The sole wholly-owned subsidiary of The Roaring Water Bay Spirits Company (GB) Limited is dormant while the holding company, Castle Brands Spirits Marketing and Sales Company Limited, had only de minimis activity during 2003 and 2002 as explained below.
The Commission is correct in its assumption that the financial statements of these two operating companies have been included pursuant to Rule 3-05 of Regulation S-X. Regarding disclosure of significant acquired businesses, Rule 3-05 (b) (2) (iv) states “If any of the [significant subsidiary] conditions exceeds 50 percent, the full financial statements specified in Rule 3-01 and Rule 3-02 shall be furnished.”
The company believes it has complied with Rule 3-05 of Regulation S-X by including in its filing the audited financial statements of the only operating company within CB-Ireland and subsidiaries and the only operating company within CB-UK and subsidiaries, as defined in the registration document, because these two operating companies represent to potential investors effectively all of the acquisition transaction as further clarified below.
The following section presents an overview of the statements of operations and balance sheets of the holding companies within each of Castle Brands Spirits Group Limited (CB-Ireland) and subsidiaries and Castle Brands Spirits Marketing and Sales Limited (CB-UK) and subsidiaries.
Castle Brands Spirits Group Limited, the Ireland shell holding company, had de minimis activity in 2003 and 2002 of Euro 2,659 and Euro 17, respectively, and negligible assets other than the ownership of shares in Castle Brands Spirits Company Limited. The balance sheets of this entity are presented below at December 31, 2003 and 2002:

	€	€
	2003	2002
Cash	99	145
Accounts receivable	28	28
Investment in Castle Brands Spirits Company Limited	805,000	805,000

H. Christopher Owings
November 16, 2005

	€	€
	2003	2002
Total assets	805,127	805,173

Accounts payable	2,703	90

Total liabilities	2,703	90

Stockholders’ equity:
Share capital	255,200	255,200
Share premium	549,900	549,900
Accumulated deficit	(2,676)	(17)

Total liabilities and stockholders’ equity	805,127	805,173

A statutory audit of the Ireland shell holding company legal entity was prepared; however, consolidated financials were not prepared as this was not a requirement under Irish GAAP. In light of the immaterial amount of operating activity, and the fact that the investment account is eliminated in consolidation, the company is of the opinion that the existing disclosure in the S-1 filing represents all of the significant operations of CB-Ireland and satisfies the filing requirement pursuant to rule 3-05.
Castle Brands Spirits Marketing and Sales Company Limited, the UK shell holding company, had de minimis activity in 2003 and 2002 of Euro 63 and 0, respectively, and negligible assets other than the ownership of shares in its two subsidiaries. The balance sheets of the entity are presented below at December 31, 2003 and 2002:

	€	€
	2003	2002
Cash	64	—
Accounts receivable	—	127
Due from Castle Brands Spirits Company (GB) Limited Investments	507,895	507,895

Castle Brands Spirits Company (GB) Limited	3	3
Castle Brands Spirits Company (NI) Limited	153	2

Total assets	508,115	508,027

Accounts payable	156	5
— long term	—	507,895

Total liabilities	156	507,900

H. Christopher Owings
November 16, 2005

	€	€
	2003	2002
Stockholders’ equity:
Share capital	132	127
Share premium	507,890	—
Accumulated deficit	(63)	—

Total liabilities and stockholders’ equity	508,115	508,027

A statutory audit of the UK shell holding company legal entity was prepared; however, consolidated financials were not prepared because it was not required under UK GAAP. In light of the immaterial amounts of operating activity, and the fact that the investment account is eliminated in consolidation, the company is of the opinion that the existing disclosure in the Registration Statement represents all of the significant operations of CB-UK and satisfies the filing requirement pursuant to rule 3-05.

Comment 55.	Please provide audited statements of cash flows for the periods presented for The Roaring Water Bay Spirits company (GB) Limited. See Rule 3-05(c) of Regulation S-X and Item 17(a) of Form 20-F. Additionally, provide a quantified description of the material differences between cash reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with accounting principles generally accepted in the United States. See Item 17(c)(2)(iii) of Form 20-F.

Response 55.	Statements of Cash Flows for The Roaring Water Bay Spirits Company (GB) Limited have been provided in the amended filing on pages F-88 and F-89 consistent with Rule 3-05 of Regulation S-X and item 17(2)(iii) of Form 20-F.

The company has concluded that there are no material differences in cash or funds flow reported in the primary financial statements (UK GAAP) and cash flows that would be reported in a statement of cash flows prepared in accordance with accounting principles generally accepted in the United States.

Comment 56.	The columns presented in your reconciliation of Income/(Losses) reported to U.S. GAAP are both labeled December 31, 2003. Please revise the column labels to properly include December 31, 2002.

Response 56.	The company has corrected this typographical error.

Exhibits

Comment 57.	Please file all required exhibits, such as the form of underwriting agreement and the legal opinion, in a timely manner so that we may

H. Christopher Owings
November 16, 2005

have adequate time to review them before you request effectiveness of your registration statement.

Response 57.	The company has filed all exhibits that the company currently has a final copy of and the company will file all other required exhibits in a timely fashion so that the staff has adequate time to review them.

Comment 58.	We note your second footnote to the exhibit table indicates you have requested confidential treatment pursuant to Rule 406 under the Exchange Act of 1934. Please revise to disclose that confidential treatment is being requested under Rule 406 to the Securities Act of 1933.

Response 58.	The company has revised the second footnote to the exhibit table to state that confidential treatment is being requested under Rule 406 to the Securities Act of 1933.

H. Christopher Owings
November 16, 2005

     I believe this letter answers your questions and comments. We would appreciate receiving any further comments at the staff’s earliest convenience. If you have any questions regarding any of these matters, please contact the undersigned at (212) 336-2580 or Peter J. Schaeffer, Esq. at (212) 336-2313.
Very truly yours,
/s/ John E. Schmeltzer, III

John E. Schmeltzer, III

cc:	Matthew J. Benson, Esq.
Mr. Mark Andrews
Ms. Elise Adams, Esq.

IRS Circular 230 disclosure: Any tax advice contained in this communication (including any attachments or enclosures) was not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed in this communication. (The foregoing disclaimer has been affixed pursuant to U.S. Treasury regulations governing tax practitioners.)

Castle Brands Inc.	Appendix A

Response to SEC Comment # 50	Preferred Stock and Convertible Note Issuances
April 1, 2004 thru September 30, 2005

					Fair Value of
Date of Stock			Number of	Sale Price of	Underlying	Current
Issuance	Recipient	Transaction	Shares	Security	Common Stock	Transactions
11/30/04	Various individual and institutional investors	Issuance of Convertible Preferred C Stock	625,147	$8.00	$6.00
12/29/04	Various individual and institutional investors	Issuance of Convertible Preferred C Stock	111,050	$8.00	$6.00
2/9/05	Various individual and institutional investors	Issuance of Convertible Preferred C Stock	125,000	$8.00	$7.00	Note 1
3/1/05	Mellon HBV	Issuance of Convertible Notes	1,250,000	$8.00	$7.00
3/11/05	Various individual and institutional investors	Issuance of Convertible Preferred C Stock	76,303	$8.00	$7.00
8/9/05	Various individual and institutional investors	Issuance of Convertible Preferred C Stock	362,500	$8.00	$7.00	Note 2
8/10/05	Black River	Issuance of Convertible Notes	625,000	$8.00	$7.00

LEGEND

Note 1 —	Completion of Gosling-Castle Partners agreement and negotiations with convertible note purchasers.

Note 2 —	Agreement by holders of $15,000,000 of convertible notes to convert 40 percent of their notes at $7.00 per common share, subject to a successful public offering.

Castle Brands Inc.	Appendix A (continued)
Response to SEC Comment # 50	Warrant and Options Issuances April 1, 2004 thru September 30, 2005

					Fair
Date of					Value of			Option
Stock			Number of	Exercise	Equity	Valuation	Underlying	Vesting	Recorded
Issuance	Recipient	Transaction	Shares	Price	Instrument	Methodology	Stock Value	Time Based	Compensation
5/10/04	Various directors	Issuance of common stock options	31,000	$6.00	$2.68	Black-Scholes	$6.00	31,000	$—
5/10/04	Various senior secured note holders	Issuance of common stock warrants for Senior Notes	88,875	$8.00	$1.12	Black-Scholes	$6.00	88,875	$—
8/4/04	Various officers and employees	Issuance of common stock options	30,000	$6.00	$2.23	Black-Scholes	$6.00	30,000	$—
9/28/04	Various officers and employees	Issuance of common stock options	15,000	$6.00	$2.25	Black-Scholes	$6.00	15,000	$—
9/28/04	Various senior secured note holders	Issuance of common stock warrants for Senior Notes	25,125	$8.00	$1.07	Black-Scholes	$6.00	25,125	$—
10/4/04	Various officers and employees	Issuance of common stock options	15,000	$6.00	$2.25	Black-Scholes	$6.00	15,000	$—
10/13/04	Various senior secured note holders	Issuance of common stock warrants for Senior Notes	2,500	$8.00	$1.05	Black-Scholes	$6.00	2,500	$—
11/1/04	Various officers and employees	Issuance of common stock options	12,000	$6.00	$2.25	Black-Scholes	$6.00	12,000	$—
11/30/04	Various placement agents (Series C)	Issuance of common stock warrants	31,257	$8.00	$2.45	Black-Scholes	$6.00	31,257	Note 2
12/29/04	Various placement agents (Series C)	Issuance of common stock warrants	5,553	$8.00	$2.45	Black-Scholes	$6.00	5,553	Note 2
1/1/05	Various consultants	Issuance of common stock warrants	20,000	$8.00	$2.45	Black-Scholes	$6.00	20,000	Note 1
1/27/05	Various officers and employees	Issuance of common stock options	145,500	$8.00	$3.05	Black-Scholes	$6.00	145,500	$—
1/27/05	Various directors	Issuance of common stock options	31,000	$8.00	$2.68	Black-Scholes	$6.00	31,000	$—
2/9/05	Various placement agents (Series C)	Issuance of common stock warrants	6,250	$8.00	$2.45	Black-Scholes	$7.00	6,250	Note 2
3/10/05	Various placement agents (Series C)	Issuance of common stock warrants	3,815	$8.00	$2.45	Black-Scholes	$7.00	3,815	Note 2
5/2/05	Various officers and employees	Issuance of common stock options	150,000	$8.00	$3.05	Black-Scholes	$7.00	150,000	$—
7/20/05	Various officers and employees	Issuance of common stock options	20,000	$8.00	$3.05	Black-Scholes	$7.00	20,000	$—
8/9/05	Various placement agents (Series C)	Issuance of common stock warrants	18,125	$8.00	$2.45	Black-Scholes	$7.00	18,125	Note 3
8/31/05	Various officers and employees	Issuance of common stock warrants	60,000	$8.00	$2.44	Black-Scholes	$7.00	60,000	$—
8/31/05	Various consultants	Issuance of common stock warrants	100,000	$8.00	$2.44	Black-Scholes	$7.00	100,000	Note 4
8/31/05	Various consultants	Issuance of common stock warrants	30,000	$8.00	$2.44	Black-Scholes	$7.00	30,000	Note 5
9/15/05	Various officers and employees	Issuance of common stock options	20,000	$8.00	$3.05	Black-Scholes	$7.00	20,000	$—
LEGEND
Note 1 — The company has recorded $129,154 in connection with the issuance of these warrants as interest expense over the term of the notes.
Note 2 — The company has recorded $164,144 in connecton with the issuances of these warrants as a deemed dividend.
Note 3 — The company has recorded $43,815 in connecton with the issuances of these warrants as a deemed dividend.
Note 4 — The company will record a reduction to APIC upon the effectiveness of the IPO when the IPO price is determined since these warrants were issued in connection with the IPO.
Note 5 — The company has recorded $253,070 in connection with the issuance of these warrants to consultants as an increase in the intangible asset acquired on February 18, 2005.